Exhibit 99.2

Investor Presentation Fiscal Q2 2015 Results November 2014

November 2014 AMIRA www.amirafoods.com

3 Forward Looking Statement This release contains forward - looking statements within the meaning of the U.S. federal securities laws. These forward - looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward - looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward - looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward - looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward - looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward - looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward - looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

4 Amira Team Rajesh Arora Sr. Executive Director Finance Karan A. Chanana Chairman, Chief Executive Officer Bruce Wacha Chief Financial Officer Ashish Poddar Executive Director Finance

3 Months Ended Q2 2015 Financial Highlights

Revenue



($ in millions)
$180.0
$120.0
$60.0
$0.0
30.9%
$108.0
$141.4
2014
2015

Adjusted EBITDA



($ in millions)
$30.0
$20.0
$10.0
$0.0
39.4%
$14.2
$19.7
2014
2015

% margin	13.1%	14.0%

Adjusted EPS



($ per share)
$0.40
$0.30
$0.20
$0.10
$0.00
65.2%
$0.18
$0.29
2014
2015

Key drivers

Revenue increased by $33.4 million, or 30.9% to $141.4 million driven by increased sales volumes, pricing and mix of Basmati rice both in India and internationally

- Sales in India increased by $16.1 million or 41.2% to $55.3 million, non-India or international sales increased by $17.3 million or 25.1% to $86.1 million
- Amira branded and third party branded sales increased by $63.4 million or 82.0% to $140.7 million, Institutional sales were $0.7 million compared to $30.7 million a year ago

Adjusted EBITDA increased by $5.5 million or 39.4% to $19.7 million, with adjusted EBITDA margins increasing by 90 bps to 14.0%

Adjusted EBITDA benefited from a gain of $2.0 million in other gains and (losses) compared to a loss of $3.6 million in the prior year period – the gain was primarily driven by a foreign exchange benefit from corporate hedging policy. The Indian rupee strengthened vs. the U.S. dollar (₹60.61 compared to ₹62.11)

Our cost of materials including change in finished goods as a % of Revenue plus foreign exchange gain/ (loss) (due to hedging of foreign exchange risk) decreased by 50 bps to 77.3% as compared to 77.8% in same period last year; while the net impact of all the remaining items was an increase of 40 bps on margins.

Adjusted profit after tax increased by $4.3 million or 66.4% to $10.6 million

Adjusted EPS increased by 65.2% to $0.29 per share from $0.18 per share in the year earlier quarter

Note: includes full benefit of Basmati Rice GmbH which was acquired in January 2014;
Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.7 million and 35.9 million for the second quarter fiscal 2014 and fiscal 2015, respectively. Please see "Non-IFRS Measures" in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax.

5

6 Months Ended Q2 2015 Financial Highlights

Revenue



28.4%
$400.0
$300.0
$200.0
$100.0
$0.0
($ in millions)
$218.3
$280.2
2014
2015

Adjusted EBITDA



35.1%
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
($ in millions)
$28.7
$38.8
2014
2015
% margin
13.2%
13.8%

Adjusted EPS



42.9%
$0.80
$0.60
$0.40
$0.20
$0.00
($ per share)
$0.39
$0.55
2014
2015

Key drivers

Revenue increased by $61.9 million, or 28.4% to $280.2 million driven by increased sales volumes, pricing and mix both of Basmati rice in India and internationally

- Sales in India increased by $25.8 million or 30.2% to $111.2 million, non-India or international sales increased by $36.1 million or 27.2% to $169.0 million
- Amira branded and third party branded sales increased by $94.4 million or 51.5% to $277.6 million, Institutional sales were $2.6 million compared to $35.1 million a year ago

Adjusted EBITDA increased by $10.1 million or 35.1% to $38.8 million, with adjusted EBITDA margins increasing by 70 bps to 13.8% after forex benefit on margins was negligible

Adjusted EBITDA benefited from a gain of $3.3 million in other gains and (losses) compared to a gain of $0.2 million in the prior year period – the gain was primarily driven by a foreign exchange benefit from corporate hedging policy. The Indian rupee depreciated vs. the U.S. dollar (₹60.24 compared to ₹58.82)

Our cost of materials including change in finished goods as a % of Revenue plus foreign exchange accounting gain/ (loss) (due to hedging of foreign exchange risk) decreased by 110 bps to 77.3% vs 78.4%; while the net impact of all the remaining items was a decrease of 40 bps on margins

Adjusted profit after tax increased by $6.0 million or 43.9% to $19.8 million

Adjusted EPS increased by 42.9% to $0.55 per share from $0.39 per share in the same period one year ago.

Note: includes full benefit of Basmati Rice GmbH which was acquired in January 2014;
Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.7 million and 35.9 million for the second quarter fiscal 2014 and fiscal 2015, respectively. Please see "Non-IFRS Measures" in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax.

6

7 3 Months Ended Q2 2015 Revenue Mix Branded vs. Institutional Revenue Mix India vs. International Revenue Mix Amira and Third Party Branded Sales Note: Sales to Institutional clients were $0.7 million in Q2 2015 from $30.7 million in Q2 2014 India Sales International Sales Institutional 0.5% Amira and Third Party Branded 99.5% $77.3 $140.7 $0 $60 $120 $180 Q2 '14 Q2 '15 ($ in millions) 82.0% India, 39.1% International 60.9% $39.2 $55.3 $0 $20 $40 $60 $80 Q2 '14 Q2 '15 ($ in millions) 41.2% $68.8 $86.1 $0 $40 $80 $120 Q2 '14 Q2 '15 ($ in millions) 25.1% Note: Calculations have been derived from historical financial statements and has not been audited.

8 Sales, Adjusted EBITDA and Margin Seasonality and Progression Over Time Fiscal 2013 and 2014 Revenue Distribution Fiscal 2013 and 2014 Adj. EBITDA Distribution Q1 2013 19% Q2 2013 19% Q3 2013 28% Q4 2013 34% Q1 2014 20% Q2 2014 20% Q3 2014 26% Q4 2014 34% Q1 2013 19% Q2 2014 20% Q3 2013 26% Q4 2013 35% Q1 2014 19% Q2 2014 19% Q3 2014 28% Q4 2014 34% Historical Quarterly Results $10 $10 $14 $18 $15 $14 $20 $26 Adj. EBITDA $19 $20 ($ in millions) $80 $79 $114 $140 $110 $108 $142 $187 $139 $141 12.7% 12.8% 12.0% 13.1% 13.2% 13.1% 14.3% 14.2% 13.7% 14.0% 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% $0 $50 $100 $150 $200 $250 Q1'13 Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Revenue Adj. EBITDA margin Note: Includes non IFRS measures and calculations that have been derived from historical financial statements and has not been audited.

9 Inventories $255.0 $265.7 $251.3 % LTM sales 46.6% 46.1% 41.3% Trade receivables $80.9 $71.4 $86.5 % LTM sales 14.8% 12.4% 14.2% Trade payables $41.2 $23.7 $11.9 % LTM sales 7.5% 4.1% 1.9% Net Adjusted working capital $298.2 $311.1 $325.3 % LTM sales 54.5% 54.0% 53.4% Key Working Capital Items Note : LTM sales have not been audited. A reconciliation is included in the appendix. $ in millions Q4 2014 Q1 2015 Q2 2015

10 Cash equivalents and deposits $37.6 $32.8 $25.7 Total debt $184.8 $182.9 $184.2 LTM adjusted EBITDA $75.5 $80.0 $ 85.6 Total debt / LTM adjusted EBITDA 2.4x 2.3x 2.2x Net debt / LTM adjusted EBITDA 2.0x 1.9x 1.9x Key Capital Structure Items $ in millions Note: LTM sales and LTM adjusted EBITDA have not been audited. A reconciliation is included in the appendix. Q4 2014 Q1 2015 Q2 2015

11 Amira Nature Foods Performance Since IPO – 9 Quarters of Double Digit Growth LTM Revenue ($ millions) LTM Adj. EBITDA ($ millions) Note: Includes non IFRS measures and calculations that have been derived from historical financial statements and has not been audited. (1) Adjusted EBITDA bar graph and revenue trend line are based on LTM numbers, while indicated growth rates reflect y - o - y quarte rly growth 19.4% 22.0% 28.7% 53.8% 56.2% 54.2% 10.2% 16.0% 37.6% 43.2% 36.1% 38.8% 25.1% 48.7% 33.0% 44.0% 25.9% 30.9% Amira LTM Sept. 2012 to LTM Sept. 2014 CAGRs Revenue CAGR 30.1% Adj. EBITDA CAGR 37.8% Adj. EPS CAGR 71.1% Revenue growth (1) Adj. EBITDA growth (1) (1) 30.9% 39.4% $41 $45 $50 $52 $57 $61 $67 $75 $80 $86 $342 $360 $401 $414 $444 $472 $501 $547 $576 $609 0 20 40 60 80 100 120 0 100 200 300 400 500 600 700 Jun.12 Sep.12 Dec.12 Mar.13 Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 Sep.14 LTM Adj. EBITDA LTM Revenue

12 IPO (June 2012) Q1 2015 LTM Revenue $342.0 $609.2 Adjusted EBITDA $41.9 $85.6 % Adjusted EBITDA margin 12.3% 14.0% Share price $10.00 $16.10 Market cap $356.7 $578.4 Enterprise value $416.5 $736.9 Enterprise value / Adj. LTM EBITDA 10.0x 8.6x Amira Nature Foods Performance Since IPO – Track Record of Success $ in millions IPO (June 2012) Q2 2015 LTM Note: Financials for IPO based on June 2012 LTM as provided in the IPO prospectus; share price, market cap and enterprise val ue calculated based on $10.00 per share initial offer price. Based on Q2 FY 2015 financials ; share price; market cap and enterprise value based on closing price at November 21, 2014 of $16.10. Note : LTM sales and LTM adjusted EBITDA have not been audited. A reconciliation is included in the appendix.

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 13 Outlook Long term FY 2015 Revenue 20% + growth $1.0 billion Adjusted EBITDA 20% + growth $150 million

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 14 Appendix

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 15 Condensed Consolidated Statements of Profit or Loss (Amounts in USD) Six months ended Three months ended September 30, 2014 (Unaudited) September 30, 2013 (Unaudited) September 30, 2014 (Unaudited) September 30, 2013 (Unaudited) Revenue $ 280,200,545 $ 218,296,338 $ 141,387,573 $ 108,011,250 Other income 74,659 95,063 24,200 57,187 Cost of material (267,672,107) (181,941,294) (123,435,208) (92,069,372) Change in inventory of finished goods 49,112,448 12,484,391 13,123,609 10,115,880 Employee benefit expenses (5,419,006) (4,252,315) (2,860,498) (2,107,397) Depreciation and amortization (1,202,179) (951,200) (582,127) (462,317) Freight, forwarding and handling expenses (9,416,138) (9,861,688) (4,540,401) (3,320,673) Other expenses (11,566,530) (6,457,078) (6,122,934) (3,035,481) $ 34,111,692 $ 27,412,217 $ 16,994,214 $ 17,189,077 Finance costs (15,137,450) (10,579,446) (8,105,864) (5,415,924) Finance income 1,083,361 1,563,146 447,315 778,169 Other gains and (losses) 3,291,671 190,828 2,029,103 (3,567,810) Profit before tax for the period $ 23,349,274 $ 18,586,745 $ 11,364,768 $ 8,983,512 Income tax expense (3,702,122) (4,960,365) (926,432) (2,703,828) Profit after tax for the period $ 19,647,152 $ 13,626,380 $ 10,438,336 $ 6,279,684 Profit after tax attributable to: Shareholders of the Company $ 15,577,093 $ 10,904,385 $ 8,272,706 $ 5,023,637 Non - controlling interest $ 4,070,059 $ 2,721,995 $ 2,165,630 $ 1,256,047 Earnings per share Basic earnings per share $ 0.54 $ 0.38 $ 0.29 $ 0.18 Diluted earnings per share $ 0.54 $ 0.38 $ 0.29 $ 0.18

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 16 Condensed Consolidated Statements of Financial Position (Amounts in USD) As at September 30, 2014 (Unaudited) As at March 31, 2014 (Audited) ASSETS Non - current Property, plant and equipment $ 22,709,419 $ 23,284,918 Goodwill 1,608,842 1,727,338 Other intangible assets 2,008,421 2,262,731 Other long - term financial assets 676,666 485,731 Total non - current assets $ 27,003,348 $ 27,760,718 Current Inventories $ 251,322,898 $ 254,952,549 Trade receivables 86,483,943 80,882,986 Derivative financial assets - 2,352,886 Other financial assets 8,937,351 9,768,514 Prepayments 9,490,256 8,361,244 Other current assets 1,389,419 765,655 Cash and cash equivalents 25,677,486 37,606,098 Total current assets $ 383,301,353 $ 394,689,932 Total assets $ 410,304,701 $ 422,450,650 EQUITY AND LIABILITIES Equity Share capital $ 9,115 $ 9,115 Share premium 82,821,560 82,804,750 Other reserves (6,459,745) (3,312,575) Retained earnings 89,911,780 74,334,687 Equity attributable to shareholders of the Company $ 166,282,710 $ 153,835,977 Equity attributable to non - controlling interest 21,305,819 18,005,030 Total equity $ 187,588,529 $ 171,841,007 Liabilities Non - current liabilities Defined benefit obligations $ 319,635 $ 246,548 Debt 1,989,020 2,739,414 Deferred tax liabilities 5,934,002 6,666,270 Total non - current liabilities $ 8,242,657 $ 9,652,232 Current liabilities Trade payables $ 11,858,836 $ 41,197,158 Debt 182,178,084 182,103,347 Current tax liabilities (net) 12,778,581 9,644,944 Derivative financial liabilities 103,261 - Other financial liabilities 5,704,301 6,031,593 Other current liabilities 1,850,452 1,980,369 Total current liabilities $ 214,473,515 $ 240,957,411 Total liabilities $ 222,716,172 $ 250,609,643 Total equity and liabilities $ 410,304,701 $ 422,450,650

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 17 Condensed Consolidated Statements of Cash Flows (Amounts in USD) Six months ended September 30, 2014 (Unaudited) September 30, 2013 (Unaudited) (A) CASH FLOW FROM OPERATING ACTIVITIES Profit before tax for the period $ 23,349,274 $ 18,586,745 Adjustments for non - cash items 2,297,255 (2,295,894) Adjustments for non - operating incomes and expenses 14,053,132 9,011,062 Changes in operating assets and liabilities (41,709,501) (4,420,317) $ (2,009,840) $ 20,881,596 Income taxes paid (509,525) (547,045) Net cash generated from/ (used in) operating activities $ (2,519,365) $ 20,334,551 (B) CASH FLOW FROM INVESTING ACTIVITIES Purchase of property, plant and equipment $ (1,320,860) $ (781,245) Purchase of intangible assets - (212,448) Proceeds from sale of property, plant and equipment 1,448 5,333 Proceeds from term deposits 9,063,340 6,883,986 Investments in term deposits (7,663,164) (8,629,936) Purchase of short term investments (33,200) (153,450) Interest income 364,706 340,038 Net cash generated from/ (used in) investing activities $ 412,270 $ (2,547,722) (C) CASH FLOWS FROM FINANCING ACTIVITIES Repurchase of shares from ex - director and cancelled (38,190) - Net proceeds from short term debt $ 4,467,758 $ 8,706,169 Proceeds from long term debt 18,150 32,442 Repayment of long term debt (716,850) (952,320) Interest paid (12,750,565) (9,927,782) Net cash used in financing activities $ (9,019,697) $ (2,141,491) (D) Effect of change in exchange rate on cash and cash equivalents (801,820) (3,845,371) Net increase/ (decrease) in cash and cash equivalents (A+B+C+D) $ (11,928,612) $ 11,799,967 Cash and cash equivalents at the beginning of the period 37,606,098 33,270,338 Cash and cash equivalents at the end of the period $ 25,677,486 $ 45,070,305

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 18 Non IFRS Measures In evaluating our business, we consider and use the non - IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non - IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non - cash expense for share - based - compensation for three months ended June 30, 2014 and 2013, respectively (3) adjusted profit after tax, as profit after tax plus non - cash expense for share - based compensation for three months ended June 30, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non - controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non - current debt minus cash and cash equivalents. We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non - IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non - recurring IPO - related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non - cash expenses. We also present these non - IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry . We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non - current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non - IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 19 Non IFRS Reconciliations for Adj. EBITDA and Adj. Profit After Tax Six months ended Three months ended September 30, 2014 September 30, 2013 September 30, 2014 September 30, 2013 Profit after tax (PAT) $ 19,647,152 $ 13,626,380 $ 10,438,336 $ 6,279,684 Add: Income tax expense 3,702,122 4,960,365 926,432 2,703,828 Add: Finance costs (net of finance income) 14,054,089 9,016,300 7,658,549 4,637,755 Add: Depreciation and amortization 1,202,179 951,200 582,127 462,317 EBITDA $ 38,605,542 $ 28,554,245 $ 19,605,444 $ 14,083,584 Add: Non - cash expenses for share - based compensation 187,222 154,822 127,500 69,011 Adjusted EBITDA $ 38,792,764 $ 28,709,067 $ 19,732,944 $ 14,152,595 Six months ended Three months ended September 30, 2014 September 30, 2013 September 30, 2014 September 30, 2013 Profit after tax (PAT) $ 19,647,152 $ 13,626,380 $ 10,438,336 $ 6,279,684 Add: Non - cash expenses for share - based compensation 187,222 154,822 127,500 69,011 Adjusted profit after tax $ 19,834,374 $ 13,781,202 $ 10,565,836 $ 6,348,695

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 20 Non IFRS Reconciliation for Adjusted Earnings Per Share Six months ended Three months ended September 30, 2014 September 30, 2013 September 30, 2014 September 30, 2013 Profit after tax (PAT) $ 19,647,152 $ 13,626,380 $ 10,438,336 $ 6,279,684 Profit attributable to Shareholders of the Company (A) $ 15,577,093 $ 10,904,385 $ 8,272,706 $ 5,023,637 Weighted average number of shares (for basic earnings per share) (B) 28,675,801 28,662,458 28,675,402 28,662,913 Dilutive impact of stock options as converted in equivalent number of shares (C) 245,346 - 249,370 - Weighted average number of shares (for diluted earnings per share) (D) = (B) + C) 28,921,147 28,662,458 28,924,772 28,662,913 Shares issuable under exchange agreement (E) 7,005,434 7,005,434 7,005,434 7,005,434 Basic earnings per share as per IFRS (A) ÷ (B) $ 0.54 $ 0.38 $ 0.29 $ 0.18 Diluted earnings per share as per IFRS (A) ÷ (D) $ 0.54 $ 0.38 $ 0.29 $ 0.18 Profit after tax (PAT) (F) $ 19,647,152 $ 13,626,380 $ 10,438,336 $ 6,279,684 Add: Non - cash expenses for share - based compensation (G) $ 187,222 $ 154,822 $ 127,500 $ 69,011 Adjusted profit after tax (H) = (F) +(G) $ 19,834,374 $ 13,781,202 $ 10,565,836 $ 6,348,695 Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non - controlling shareholders of Amira India (I) = (D) + (E) 35,926,581 35,667,892 35,930,206 35,676,434 Adjusted earnings per share (H) ÷ (I) $ 0.55 $ 0.39 $ 0.29 $ 0.18

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 21 Q2 2015 LTM Revenue, EBITDA and PAT Reconciliation FY 2013 FY 2014 (A) 6 Months Ended Sep 30, 2013 (B) 6 Months Ended Sep 30, 2014 (C) LTM Sep 30, 2014 (A) – (B) + (C) Revenue $413.7 $547.3 $218.3 $280.2 $609.2 Adjusted EBITDA $52.4 $75.5 $28.7 $38.8 $ 85.6 Adjusted PAT $21.2 $41.0 $13.8 $19.8 $ 47.0 ($ in USD millions)

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 22